FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January, 2007
Stantec Inc.
(Registrant’s name)

10160 - 112 Street
Edmonton, Alberta, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

Documents Included as Part of this Report

No.	Document

99.1	News Release: Stantec signs letter of intent to acquire New York City-based firm Vollmer Associates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stantec Inc.

Date: January 12, 2007	By:	/s/ Michael J. Slocombe
Michael J. Slocombe
Corporate Counsel